

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2024

Mallika Sinha
Chief Financial Officer
Goldman Sachs Real Estate Finance Trust Inc
200 West Street
New York, New York 10282

> **Re: Goldman Sachs Real Estate Finance Trust Inc**
> **Registration Statement on Form 10**
> **Filed July 16, 2024**
> **File No. 000-56667**

Dear Mallika Sinha:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert Bergdolt, Esq.